OMB APPROVAL

OMB Number:	3235-0360
Expires:	July 31, 2009
Estimated average burden hours per response	1.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-07687, 811-03313, 811-07680, 811-21193, 811-07678, 811-06404, 811-06640, 811-07444, 811-07838, 811-05642, 811-21824	Date examination completed: August 31, 2006

2.	State indentification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify:

3.	Exact name of investment company as specified in registration statement: First American Strategy Funds, Inc., First American Funds, Inc., American Income Fund, Inc., American Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., Minnesota Municipal Income Portfolio Inc., American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, American Select Portfolio Inc., Mount Vernon Securities Lending Trust

4.	Address of principal executive office (number, street, city, state, zip code): 800 Nicollet Mall Minneapolis, MN 55402
INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.
Investment Company
1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
SEC2198 (10-03)

SEC’s COLLECTION OF INFORMATION
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940
November 29, 2006
I, as a member of management of the American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III and American Select Portfolio Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2006, and from May 31, 2006 through August 31, 2006.
Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006, and from May 31, 2006 through August 31, 2006, with respect to securities reflected in the investment accounts of the Funds.

By:	/s/ Charles D. Gariboldi, Jr.

Charles D. Gariboldi, Jr.
Treasurer, FAF Advisors, Inc.
American Strategic Income Portfolio Inc.
American Strategic Income Portfolio Inc. II
American Strategic Income Portfolio Inc. III
American Select Portfolio Inc.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
   American Strategic Income Portfolio Inc.
   American Strategic Income Portfolio Inc. II
   American Strategic Income Portfolio Inc. III and
   American Select Portfolio Inc.
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, and American Select Portfolio Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2006, and with respect to agreement of security purchases and sales, for the period from May 31, 2006 (the date of our last examination) through August 31, 2006:
•	Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin without prior notice to management;

•	Count and inspection of underlying documentation of securities in whole loans designated as being held in the vault of U.S. Bank National Association (the Custodian) in St. Paul, Minnesota without prior notice to management;

•	Confirmation of all securities held by the Federal Reserve Bank of Boston and the Depository Trust Company in book entry form without prior notice to management;

•	Reconciliation of confirmation results as to all such securities in whole loans to the books and records of the Funds and the Custodian;

•	Confirmation of all reverse repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

•	Agreement of seven security purchases and four security sales since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
November 29, 2006

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940
November 29, 2006
I, as a member of management of the American Income Fund, Inc., American Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., and Minnesota Municipal Income Portfolio Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2006, and from May 31, 2006 through August 31, 2006.
Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006, and from May 31, 2006 through August 31, 2006, with respect to securities reflected in the investment accounts of the Funds.

By:	/s/ Charles D. Gariboldi, Jr.

Charles D. Gariboldi, Jr.
Treasurer, FAF Advisors, Inc.
American Income Fund, Inc.
American Municipal Income Portfolio Inc.
First American Minnesota Municipal Income Fund II, Inc.
Minnesota Municipal Income Portfolio Inc.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
   American Income Fund, Inc.
   American Municipal Income Portfolio Inc.
   First American Minnesota Municipal Income Fund II, Inc.
   Minnesota Municipal Income Portfolio Inc.
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the American Income Fund, Inc., American Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., and Minnesota Municipal Income Portfolio Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Act as of August 31, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2006, and with respect to agreement of security purchases and sales, for the period from May 31, 2006 (the date of our last examination) through August 31, 2006;
•	Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin and St. Paul, Minnesota without prior notice to management;

•	Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston) without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents without prior notice to management;

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

•	Agreement of six security purchases and nine security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2006, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
November 29, 2006

Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940
November 29, 2006
I, as a member of management of the Mount Vernon Securities Lending Prime Portfolio Fund and Mount Vernon Securities Lending Short-Term Bond Fund of the Mount Vernon Securities Lending Trust (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2006, and from April 1, 2006 through August 31, 2006.
Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006, and from April 1, 2006 through August 31, 2006, with respect to securities reflected in the investment accounts of the Funds.

By:	/s/ Charles D. Gariboldi, Jr.

Charles D. Gariboldi, Jr.
Treasurer, FAF Advisors, Inc.
Mount Vernon Securities Lending Trust

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
First American Mount Vernon Securities Lending Trust
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Mount Vernon Securities Lending Prime Portfolio Fund and Mount Vernon Securities Lending Short-Term Bond Fund of the First American Mount Vernon Securities Lending Trust (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2006, and with respect to agreement of security purchases and sales, for the period from April 1, 2006 (date of commencement of operations) through August 31, 2006:
•	Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston) without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents without prior notice to management;

•	Reconciliation of all such securities to the books and records of the Funds and U.S. Bank National Association (the Custodian) ; and

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 31, 2006, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
November 29, 2006

Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940
November 29, 2006
I, as a member of management of the Strategy Aggressive Allocation Fund, Strategy Growth & Income Allocation Fund, Strategy Growth Allocation Fund, and Strategy Income Allocation Fund, and the Income Builder Fund of the First American Strategy Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2006, and from May 31, 2006 through August 31, 2006.
Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006, and from May 31, 2006 through August 31, 2006, with respect to securities reflected in the investment accounts of the Funds.

By:	/s/ Charles D. Gariboldi, Jr.

Charles D. Gariboldi, Jr.
Treasurer, FAF Advisors, Inc.
First American Strategy Funds, Inc.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
   First American Strategy Funds, Inc.
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Strategy Aggressive Allocation Fund, Strategy Growth & Income Allocation Fund, Strategy Growth Allocation Fund, Strategy Income Allocation Fund, and the Income Builder Fund of the First American Strategy Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2006, and with respect to agreement of security purchases and sales, for the period from May 31, 2006 (the date of our last examination) through August 31, 2006:
•	Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston) without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges or transfer agents without prior notice to management;

•	Reconciliation of all such securities and investments to the books and records of the Funds and U.S. Bank National Association (the Custodian);

•	Agreement of four security purchases and four security sales or maturity since our last examination from the books and records of the Funds to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2006, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
November 29, 2006

Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940
November 29, 2006
I, as a member of management of the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund of the First American Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2006, and from May 31, 2006 through August 31, 2006.
Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2006, and from May 31, 2006 through August 31, 2006 with respect to securities reflected in the investment accounts of the Funds.

By:	/s/ Charles D. Gariboldi, Jr.
Charles D. Gariboldi, Jr.
Treasurer, FAF Advisors, Inc.
First American Funds, Inc.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
  First American Funds, Inc.
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund of the First American Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2006, and with respect to agreement of security purchases and sales, for the period from May 31, 2006 (the date of our last examination) through August 31, 2006:
•	Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston) without prior notice to management;
•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents without prior notice to management;
•	Reconciliation of all such securities to the books and records of the Funds and U.S. Bank National Association (the Custodian);
•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records; and
•	Agreement of ten security purchases and six security sales or maturity since our last examination from the books and records of the Funds to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of August 31, 2006, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
November 29, 2006